NOVAVAX inc.



annual report 2001


02027355

building on progress and promise

It has been an exciting and pivotal year for Novavax. Yes, we truly have much to celebrate. But our focus is firmly on the future. We are proud of the Company's ongoing efforts to build a strong foundation for our future growth and have transitioned from our research and development roots to a fully integrated specialty pharmaceutical company with a clear path to profitability. As you will see from this annual report, significant progress and milestones were achieved last year in both the drug delivery side of our business as well as in our vaccine development programs. Clearly, there is a full plate of exciting opportunities in front of us, and we look forward to what could be an eventful 2002 for Novavax.

Our proprietary drug delivery platform for transdermal delivery of a wide variety of drugs and other therapeutics was substantially validated with the significant development progress achieved this year with our lead product. ESTRASORB™ is Novavax's transdermal estrogen replacement therapy in a lotion-like formulation that is applied topically and is designed to deliver estradiol through the skin. If approved by the FDA, it will be the *first transdermal lotion for estrogen replacement therapy*, significantly expanding our presence in the women's healthcare market. Having completed a Phase III trial early in 2001, we filed a New Drug Application (NDA) with the Food and Drug Administration (FDA) on June 29, 2001 for ESTRASORB. The acceptance last August of our NDA filing was another important milestone toward our ultimate goal of commercializing this exciting product.

In 2002 we are busy preparing for a potential second half of the year launch, should ESTRASORB be approved by the FDA. Recently, we announced that we entered into a long-term lease agreement with Packaging Coordinators, Inc. (PCI), a division of Cardinal Health, Inc., for the build out of a commercial manufacturing and packaging facility. We have been working with PCI since manufacturing our initial validation lots for the NDA and we are currently preparing for the appropriate inspections by the agency.

We are also working internally to develop training materials and to ensure our sales force is fully knowledgeable about estrogen replacement therapy. In addition, we are developing marketing and promotional materials as well as coordinating with the sales and marketing team of our co-promotion partner King Pharmaceuticals, Inc. Combined, we will have a total sales force of approximately 125 targeting the $1.8 billion U.S. estrogen replacement therapy market. This sales force will focus on the high prescribers of both transdermal and oral estrogen replacement therapies. We are also preparing to submit several manuscripts to appropriate journals to help support our physician outreach.

In addition to our near term opportunity, ESTRASORB, we have several other promising products in the pipeline. ANDROSORB®, a transdermal testosterone product, is currently in Phase I/II trials. We also look to add a progestin lotion to our existing product development pipeline and expect to move that product into the clinic this year as well. Finally, we expect to initiate clinical trials in 2002 for ANDRO-JECT™, a product for the slow release of testosterone utilizing novel drug delivery structures called Sterisomes.

We have bolstered our intellectual property portfolio in the areas of therapeutic and preventative vaccines with the submission of 15 patents related to our virus life particle (VLP) technology. In addition, we received contracts and awards that were in excess of several million dollars in 2001 on a variety of programs including vaccines for influenza, HPV-16, cancer and malaria. With the recent focus by the National Institutes of Health (NIH) on combating bioterrorism, we have received significant recognition for our work on an inactivated smallpox vaccine. While no formal agreement has been made with the NIH, the need for an alternative to the live vaccine, which may not be appropriate for up to 20% of the population due to weakened or compromised immune systems, is clear. We are actively pursuing this opportunity and hope to be working with the government to rapidly advance this project.

The net loss for the full year improved to $9.7 million, or $0.43 per share, compared to a net loss of $12.2 million, or $0.64 per share for 2000. For 2001, total revenues were $24.1 million, an increase of $21.6 million over 2000 revenues of $2.5 million. Revenues for 2001 included $17.3 million of product sales, $2.7 million from research and development contracts and $4.1 million in milestone and licensing fees. We ended the year with over $20.0 million in cash, current assets of over $25.0 million and working capital of $18.0 million.

We believe strongly that Novavax has the management team and partners in place to take advantage of all the exciting opportunities before us. While the launch of ESTRASORB, if approved, will mean a larger net loss for the year, we believe it will enable Novavax to see its way to profitability. As we continue to expand our product portfolio through product development activities utilizing our drug delivery platforms and vaccine technology, we will also look for opportunities to acquire products or technologies to leverage our commercial infrastructure.

We would like to thank our partners, our shareholders and our dedicated employees for their continued support. We look forward to keeping you apprised of our progress throughout the year.



John A. Spears
President and Chief Executive Officer

Denis M. O'Donnell, M.D.
Chairman

revenue growth [$]



681,000
1,181,000
2,475,000
24,066,000
1998
1999
2000
2001



18
36
119
173
1998
1999
2000
2001

employee growth

BROAD PRODUCT PIPELINE FOCUSED ON WOMEN'S HEALTHCARE AND VACCINES

Novavax is a specialty pharmaceutical company focused on markets where the Company has proprietary technology and management expertise, namely women's healthcare and vaccines. A fully integrated program for developing, testing, manufacturing and marketing products differentiates Novavax from many other specialty pharmaceutical companies and management believes this enhances its ability to develop and commercialize new product candidates.

Women's Healthcare

Our mission is to emerge as a major force in the field of women's healthcare. Novavax enters 2002 armed with a well-established national sales force and a profitable line of pharmaceutical products on the market including Nestabs®, our complete line of prescription prenatal multivitamins, Gynodiol™, our oral estrogen replacement therapy, and AVC™ Cream and Suppositories, our hygiene products for bacterial infections. Also, the spectrum of treatment Novavax can currently provide to women includes Nordette®, an oral contraceptive, which we co-promote with King Pharmaceuticals.

Novavax's foundation for growth also includes a deep pipeline of promising proprietary products. Of particular importance is ESTRASORB™, our lead product candidate for estrogen replacement therapy. ESTRASORB has the potential to be the first-to-market estrogen replacement therapy in a lotion-like formulation that addresses the uncomfortable symptoms associated with post-menopause. We are currently focused on the pending launch of ESTRASORB, which, if approved by the FDA, will be an excellent addition to our expanding women's healthcare product line.

Emerging as a major force in the field of

ESTRASORB™ – A Natural Part of Life

Estrogen replacement therapy (ERT) is a large and growing worldwide market and ESTRASORB will initially compete in the estimated $1.8 billion domestic segment. As a backdrop, oral tablets account for the majority of the U.S. market, however, transdermal patches, introduced in the 1980's, have gained approximately a 15% market share position. While patches may not cause the gastrointestinal side effects, such as nausea that oral tablets can cause in certain women, patches are deemed inconvenient and can cause skin irritation. These drawbacks often lead women to discontinue ERT. In fact, of the women that are eligible for ERT and receive prescriptions, over 20% never fill the script, 10% take it intermittently and 20% discontinue therapy within the first nine months. It is this lack of patient satisfaction and compliance that ESTRASORB hopes to change.

A clear therapeutic benefit has been demonstrated with estrogen replacement therapy including the reduction of vasomotor symptoms such as hot flushes. However, there continues to be a need for an ERT that addresses many of the undesirable side effects and/or inconveniences of current therapies. If approved, ESTRASORB will be the first prescription topical lotion for ERT. ESTRASORB delivers estrogen into the blood stream through the skin thus avoiding the nausea some women experience with oral tablets. It is slowly released into the circulation, thereby minimizing the fluctuations in blood hormone levels often associated with pills. Also, there is not the skin irritation experienced with some patches. With properties similar to a moisturizing lotion, ESTRASORB is pleasant to use and leaves the skin soft. In fact, Novavax has found in market research surveys that women like the idea of putting on a lotion to receive ERT. These studies imply the ESTRASORB lotion may increase patient compliance, which is deemed important to prescribing physicians.

Supporting the launch of ESTRASORB is Novavax's well established sales organization. Training is ongoing and marketing and promotional materials are being prepared. In addition, Novavax is building out a manufacturing and packaging facility for preparing commercial quantities of ESTRASORB.

Estrasorb™, a transdermal lotion *for estrogen replacement therapy*



A sales force of over **100** *will target the* **$1.8 billion** *U.S. estrogen replacement therapy market*

A **spectrum of well established products** *designed for women including*

Nestabs®

Gynodiol™

Nordette®

AVC™ Cream and Suppositories

In addition to ESTRASORB™, Novavax's women's healthcare portfolio includes several promising products that are currently in various stages of development. These products utilize the Company's proprietary drug delivery or vaccine technologies.

A topical testosterone replacement therapy for testosterone deficient women, is currently in Phase I/II clinical trials. Testosterone is a naturally occurring hormone in women as well as men and as women age, its deficiency can cause a variety of symptoms including a poor libido, depression and cardiovascular, musculoskeletal and urological problems.

Like ESTRASORB, ANDROSORB® utilizes our proprietary micellar nanoparticle technology and uses a pleasant, lotion-like formulation to deliver the testosterone. The product is expected to enter Phase III trials later in 2002.

A new oil-free, cholesterol-free long acting drug delivery system for testosterone that uses our proprietary sterisome technology. ANDRO-JECT™ is targeted at the estimated one million men in

the U.S. that may be testosterone deficient. ANDRO-JECT is injected under the skin with a small, 25-gauge needle. It has demonstrated long-lasting effects in animal studies, with therapeutic levels of testosterone being maintained for two weeks with just one injection. Currently in preclinical development, we expect to file an Investigational New Drug application for ANDRO-JECT in the first half of 2002.

This is another hormone replacement product that utilizes our micellar nanoparticle technology for transdermal drug delivery. The use of progestin in combination with estrogen is becoming standard therapy for menopausal women who have not had a hysterectomy and have their uterus intact. This is generally to help reduce the risk of break-through bleeding and endometrial or uterine cancer, which are often associated with receiving estrogen alone. The addition of a progestin product to our product portfolio will allow us to target the entire population of women who experience menopausal symptoms. We expect to file an IND for this product in the second half of 2002.

	preclinical	ind	phase I	phase II	phase III	NDA filed	marketed	collaboration/ partner
MARKETED PRODUCTS								
NESTABS®								internal
GYNODIOL®								internal
AVC™								internal
NORDETTE®								King (CO-PROMOTE)
PRODUCT PIPELINE								
ESTRASORB™								King (CO-PROMOTE)
ANDROSORB®								King (CO-PROMOTE)
ANDRO-JECT™								internal
PROGESTIN LOTION								internal
HPV16VLP								NIH/King
INACTIVATED SMALLPOX VACCINE								internal

Andro-ject™

is targeted at the estimated

one million men

in the U.S. that may be testosterone deficient

Estrasorb™
NDA accepted

by the FDA in August 2001



Androsorb®
clinical trials

ongoing in 2002

In addition to our strong position in the women's healthcare market, Novavax has a solid base of technologies that target infectious diseases. We have several issued and pending patents in the areas of therapeutic and preventive vaccines that may have significant commercial potential. Novavax has a renowned group of scientists actively working to advance the Company's vaccine portfolio.

Smallpox Vaccine

The vaccine under development that has received the most attention of late due to the increased threat of bioterrorism has been our smallpox vaccine, which we believe could be a scientific breakthrough. Recognizing the threat that smallpox represents, we are developing a new vaccine using Novasome adjuvanted "inactivated" or killed virus as a potentially safer alternative to existing smallpox vaccines that contain the live vaccinia virus. The existing live vaccine carries significant risks and would be unavailable for people with weakened or compromised immune systems. In fact, at least 20 percent of the population—or 57 million Americans—would be unable to receive this vaccine including young children, the elderly, pregnant women, AIDS/HIV patients, chemotherapy patients, transplant patients, those with inflammatory diseases such as rheumatoid arthritis and potentially, diabetics. These groups face a significant risk of developing disseminated vaccinia from a live smallpox vaccine, a potentially devastating side effect.

Our inactivated smallpox vaccine coupled with our proprietary Novasome® adjuvant technology has shown promising results in standard *in-vivo* models. Novasomes are non-phospholipid liposomes, made using our patented manufacturing processes, in which drugs or other materials can be encapsulated, fused or mixed together for delivery into the body to boost the body's immune response. The company has provided the results on its smallpox program to the National Institute of Allergy and Infectious Diseases, within the National Institutes of Health (NIH), and is in discussions with officials in these agencies regarding the further development and testing of the inactivated smallpox vaccine. We believe a vaccine that would be safe for all Americans could become a component of standard childhood vaccinations and offer significant commercial potential.

Other Vaccine Technology

In addition to tissue culture derived vaccines, we also develop proprietary recombinant virus-like particles (VLP's) for use as vaccines against infectious diseases. These are non-infectious protein structures that resemble viruses and can generate immune responses when administered as a vaccine. We have several ongoing development programs involving our virus-like particles that address significant unmet medical needs such as human papillomavirus, melanoma, malaria, influenza and stroke.

The accomplishments of our vaccine development program can best be characterized by the numerous collaborations, sponsored research agreements and preclinical and clinical testing arrangements that we have entered into with academic institutions and U.S. government agencies. In addition to funding, these agreements provide the opportunity to benefit from the added technical expertise and staff of the institutions involved and help gain access to clinical evaluation models, patients and related technologies.

For example, Novavax and our development partner King Pharmaceuticals are manufacturing a human papilloma virus VLP vaccine (HPV16) that is being developed by the NCI. Expected to begin a Phase III trial in Costa Rica in 2002, the vaccine is being tested for the prevention of human papillomavirus infection, which has been implicated in a majority of cases of cervical cancer. We are also developing a multi-protein human papillomavirus vaccine that is currently in pre-clinical development.

We have a Cooperative Research and Development Agreement (CRADA) under which we are working with the National Institute of Allergy and Infectious Diseases branch of the NIH to make and evaluate a malaria vaccine candidate. The vaccine would be based on an antigen present in the malaria parasite responsible for the greatest mortality from this disease worldwide. It is important to note that currently there is no preventive vaccine for malaria, although extensive research and development has been undertaken to combat this deadly disease, a major health problem in more than 90 countries worldwide.

We have also established a CRADA with the NIH and are working with the Stroke Branch of the National Institute of Neurological Disorders to evaluate the safety of therapeutics for the prevention of strokes.

Attracting national attention with the development of timely and

Novavax is developing an **inactivated smallpox vaccine** *with the potential of helping every American*



Novavax has won contracts *for influenza, HPV-16, cancer and malaria vaccines*

Novavax has **world renowned scientists** *actively working to advance Novavax's vaccine portfolio*

The foundation of product development at Novavax is its proprietary drug delivery technologies. These technologies utilize patented oil and water emulsions as vehicles for the transdermal and injectable delivery of a wide variety of drugs and other therapeutic products, including hormones, anti-bacterial and anti-viral products and vaccine adjuvants for enhanced vaccine effectiveness. The nanoemulsion technology that is in the most advanced stage of development are micellar nanoparticals or MNP's.

MNP emulsions are proprietary, submicron-sized lipid structures, that can be mixed in water and encapsulate alcohol-soluble materials. We believe they are the first substances able to encapsulate alcohol soluble materials, such as hormones, for delivery through the skin. When rubbed on the skin, MNPs work their way down to the base of the hair follicle where they release the drug to be absorbed into the bloodstream. This allows for the topical delivery of therapeutics, which may reduce common side effects such as skin irritation associated with other transdermal products. The MNP formulations, which have properties similar to moisturizing lotions may increase compliance of patients taking chronic medications.

Novavax's patent in its MNP technology provides intellectual property protection until 2015. In total, the Company has 54 U.S. patents and approximately 150 foreign patents and patent applications covering its technologies, including three pending U.S. patent applications covering the composition, manufacture and use of its organized lipid structures and related technologies. With such solid patent protection and wide range of technology applications, the future of Novavax's product portfolio continues to look very promising.

Novavax develops

proprietary drug delivery technologies,

including micellar nanopaticles



MNP formulations may

increase compliance

of patients taking chronic medications

Novavax has

multiple U.S. and foreign patent

applications covering its technologies

senior manage



Denis M. O'Donnell, M.D.
Chairman of the Board
Mr. O'Donnell serves as Chairman of the Board of Directors of Novavax, Inc, and has held this position since May, 2000. He is also a General Partner at Seaside Partners, LP, a private equity limited partnership and has served in this position since 1997. Prior to his election as Chairman, Mr. O'Donnell served as Vice Chairman of the Board of Directors of Novavax, Inc. from June, 1999 to May, 2000, as Senior Advisor to Novavax from 1997 to 1998, and as President from 1995 to 1997.



D. Craig Wright, M.D.
Chief Scientific Officer
Dr. Wright has been Novavax Inc.'s Chief Scientific Officer since 1993. Prior to joining Novavax, Dr. Wright was Founder and Senior Director of Medical Research of Univax Biologics, Inc. Dr. Wright is Board Certified with the American Board of Internal Medicine, Infectious Disease Subspecialty Board.



Ann P. McGeehan
General Counsel
Ms. McGeehan serves as Novavax, Inc.'s General Counsel, a position she has held since February, 2002. Prior to this, she was a Registered Patent Attorney at Covington & Burling from July, 2000 to January, 2002, Intellectual Property and Corporate Associate at McDermott Will & Emery from November, 1998 to January, 2000 and held this same position at Pepper Hamilton from January, 1998 to September, 1998.



John A. Spears
President and Chief Executive Officer
Mr. Spears was named President and CEO in May of 1999, when he was also elected to the Novavax Board of Directors. He has also served as President and CEO of Vion Pharmaceuticals, Inc., and has held these same titles at MelaRx Pharmaceuticals, Inc. He served as Senior Vice-President of Immunex Corporation and has held positions with several large pharmaceutical companies, including Bristol-Myers, Lederle and Ayerst Laboratories.



James R. Mirto
Senior Vice-President and Chief Operating Officer
Mr. Mirto was named Senior Vice-President and Chief Operating Officer in May 2000. He served as Vice-President of Marketing and Business Development at Ligand Pharmaceuticals, a publicly traded biopharmaceutical company. Prior to Ligand, he was Vice-President of Sales and Marketing at Adria Laboratories, which he joined after spending over ten years at Bristol-Myers.

Dennis W. Genge
Vice-President and Chief Financial Officer/Treasurer
Mr. Genge was appointed Vice-President, Chief Financial Officer/Treasurer of the company in October 2000. Most recently, he was Vice-President and Controller of Pyxis Corporation, a San Diego based subsidiary of Cardinal Health, Inc. Prior to Pyxis, he was Executive Director of Accounting and Finance and Controller at Ligand Pharmaceuticals, Inc., and served as Vice-President and CFO at IVonyx, Inc.

Marvin A. Heuer, M.D. *(not pictured)*
Vice-President Scientific Affairs
Dr. Heuer was appointed Vice-President Scientific Affairs in March 2002. Most recently he was President and Clinical Research Physician for Clin Sci International, Inc. since October 2001. Prior to this, he was Vice-President of Clinical Research at Florida Medical and Research Institute from September 1998 to May 2001. Between 1980 and 1998 he held various clinical research positions with firms including IntegraMed America, Heuer Associates/KMB Company, SmithKline Beecham Pharmaceuticals, the Wallace Laboratories Division of Carter-Wallace, Inc., Ayerst Laboratories and SmithKline and French Laboratories.

milestones



08 : 2001
FDA accepts NDA filing for Estrasorb™



07 : 2001
Novavax moves to NASDAQ







06 : 2001
NDA filed for Estrasorb



01 : 2001
product acquisition of
AVC™ Cream and Suppositories



01 : 2001
co-promote agreement forged
with King Pharmaceuticals






NESTABS

12 : 2000
acquisition of Fielding Pharmaceuticals



08 : 1999
purchase of Vaccine Technologies



05 : 1999
John Spears joins Novavax






NOVAVAX

1995
spin-off creates Novavax





financials

Board of Directors
Novavax, Inc.

We have audited the accompanying consolidated balance sheet of Novavax, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit, the consolidated financial statements of Novavax, Inc. for the year ended December 31, 1999 were audited by other auditors, whose report dated February 26, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novavax, Inc. at December 31, 2001 and 2000 and the results of its operations and it cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

McLean, Virginia
February 12, 2002

Market For Registrant's Common Equity and Related Stockholder Matters

Our common stock was held by approximately 770 stockholders of record as of March 8, 2002. We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our earnings for use in the development of our business and do not intend to pay any cash dividends in the foreseeable future.

Our common stock ($.01 par value) is traded on the Nasdaq National Market under the symbol NVAX. Prior to July 2001, our common stock was traded on the American Stock Exchange under the symbol NOX. The following table sets forth, for the periods presented, the high and low sales prices for our common stock, on the applicable exchange.

Quarter Ended:	High	Low
December 31, 2001	$ 15.55	$ 10.51
September 30, 2001	14.50	9.06
June 30, 2001	11.00	6.35
March 31, 2001	11.00	7.10
December 31, 2000	9.48	6.75
September 30, 2000	9.19	6.13
June 30, 2000	8.63	4.50
March 31, 2000	12.38	4.75

Selected Consolidated Financial Data

For the years ended December 31,	2001	2000	1999	1998	1997
		(amounts in thousands, except share and per share information)			
Statement of Operations Data:					
Revenues	$ 24,066	$ 2,475	$ 1,181	$ 681	$ 520
Loss from operations	(9,255)	(12,742)	(4,566)	(5,152)	(4,791)
Net loss	(9,745)	(12,191)	(4,506)	(4,817)	(4,547)
Loss applicable to common stockholders	(9,745)	(12,191)	(4,506)	(7,045)	(4,547)
Basic and diluted per share information:					
Loss applicable to common stockholders	$ (0.43)	$ (0.64)	$ (0.31)	$ (0.57)	$ (0.39)
Weighted average number of shares outstanding	22,670,274	19,015,719	14,511,081	12,428,246	11,667,428

As of December 31,	2001	2000	1999	1998	1997
Balance Sheet Data:					
Total current assets	$ 25,027	$ 17,036	$ 1,143	$ 1,207	$ 4,303
Working capital	18,030	12,331	(480)	349	4,014
Total assets	67,115	56,529	4,463	3,819	6,823
Convertible debt	30,000	20,000	—	—	—
Stockholders' equity	27,493	31,824	2,840	2,961	6,522

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements: The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and in our reports to stockholders. Generally, the inclusion of the words "believe," "expect," "intend," "estimate," "anticipate," "will," and similar expressions identify statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections. The forward-looking statements are and will be based upon management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. This outlook represents our current judgment on the future direction of our business. Forward-looking statements include, but are not limited to, statements regarding future product development and related clinical trials, statements regarding future research and development and statements concerning future results of operations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: general economic and business conditions; competition; technological advances; ability to obtain rights to technology; ability to obtain and enforce patents; ability to commercialize and manufacture products; results of preclinical studies; results of research and development activities; business abilities and judgment of personnel; availability of qualified personnel; changes in, or failure to comply with, governmental regulations; ability to obtain adequate financing in the future; and other factors referenced herein. See our detailed discussion in "Risks and Uncertainties". Past results and trends should not be used by investors to anticipate future results or trends.

Overview

Novavax is a fully-integrated specialty pharmaceutical company focused on the research, development and commercialization of products utilizing our proprietary drug delivery and vaccine technologies for large and growing markets, concentrating on the areas of women's healthcare and infectious diseases. Our lead product candidate, ESTRASORB™, is the first transdermal lotion for estrogen replacement therapy for which a New Drug Application has been accepted for filing by the Food and Drug Administration. The New Drug Application for ESTRASORB was submitted in June 2001 and was accepted for filing in August 2001. We are seeking FDA approval of ESTRASORB for the reduction of hot flashes in menopausal women and, if approved, we believe ESTRASORB will be competitively positioned to address the $1.8 billion estrogen replacement therapy market in the United States. In our Phase II and III clinical trials, women using ESTRASORB experienced a statistically significant reduction in the number of hot flashes, the primary endpoint of our study, with many women reporting a total elimination of hot flashes while using the product. We also believe that ESTRASORB offers additional advantages over other estrogen replacement therapies, including ease of use, more rapid onset of estrogen therapy and a lower incidence of skin irritation and nausea.

Our drug delivery technologies involve the use of our patented oil and water emulsions which we believe can be used as vehicles for the transdermal and injectable delivery of a wide variety of drugs and other therapeutic products, including hormones, anti-bacterial and anti-viral products and vaccine adjuvants, which are substances added to vaccines to enhance their effectiveness. We believe that our technologies represent the first time that alcohol soluble hormones, such as estrogen and testosterone, have been encapsulated and delivered through the skin. In addition to ESTRASORB, our product candidates using these technologies include ANDROSORB®, a transdermal testosterone lotion that is in Phase II clinical trials, ANDRO-JECT™, a long-acting subcutaneous injectable formulation of testosterone that is in preclinical development, and a transdermal progestin lotion that is also in preclinical development. We also conduct research and development on preventative and therapeutic vaccines for a variety of infectious diseases.

In December 2000, we acquired privately owned Fielding Pharmaceutical Company ("Fielding"), based in St. Louis, Missouri, which sells, markets and distributes a proprietary line of pharmaceutical products focused on women's health. Under the terms of the acquisition agreement, we acquired 100% of Fielding for $36.5 million. The acquisition has been accounted for in the accompanying financial statements under the purchase method of accounting for business combinations.

In December 2000 we entered into a Note Purchase Agreement with King Pharmaceuticals, Inc. ("King") whereby we agreed to issue to King 4% senior convertible promissory notes up to $25.0 million. On that same date, we issued a 4% senior convertible promissory note to King for $20.0 million in principal. In September 2001, we issued two additional 4% senior convertible promissory notes for $5.0 million each. All of the notes, totaling $30.0 million (the "Notes"), are due December 19, 2007 with interest payable in semi-annual installments in cash, or in certain circumstances, up to 50% in our common stock.

In January 2001, we entered into a co-promotion agreement with King for the Company's topical transdermal estrogen replacement therapy, ESTRASORB in the United States and Puerto Rico (the "Territory"). We also entered into a license agreement with King for many countries outside the United States. In June 2001, we expanded and amended the agreements (the "Amended Agreements"). The Amended Agreements grant King exclusive rights to promote, market and distribute ESTRASORB in Canada, and five additional countries in Europe, and added ANDROSORB, a topical testosterone replacement therapy for testosterone deficient women. We feel this partnership has the potential to provide us with deeper penetration into the women's healthcare market for ESTRASORB and ANDROSORB. Under the terms of the Amended Agreements we received $3.0 million from King in up-front licensing fees, and we will also receive additional milestone payments of $1.0 million upon ESTRASORB's approval in Canada and $2.0 million upon the first approval of ESTRASORB in one of the five additional countries in Europe. We will also receive royalties on future sales outside the Territory. Under the Amended Agreements, we also received a milestone payment from King of $2.5 million for our submission of the ESTRASORB New Drug Application, in June 2001, and an additional milestone payment of $2.5 million for the acceptance for filing of our New Drug Application by the FDA in August 2001. In addition, the Amended Agreements also combined U.S. sales efforts with King to begin co-promoting one of King's products already on the market, Nordette®, a birth control pill.

In another agreement in January 2001, we also acquired AVC™ Cream and Suppositories ("AVC") from King for $3.3 million, which had previously been marketed by King for the treatment of vaginal bacterial infections.

Significant Accounting Policies and Changes to Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We have identified below some of our more significant accounting policies and changes to accounting policies. For further discussion of our accounting policies see Footnote 2 "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Revenue Recognition

We recognize revenue in accordance with the provisions of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, whereby revenue is not recognized until it is realized or realizable and earned. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured. Up-front payments and licensing fees are deferred and recognized as earned over the life of the related agreement. Milestone payments are recognized as revenue upon achievement of contract-specified events and when there are no remaining performance obligations. Revenues from product sales are recognized upon shipment, net of allowances for returns, rebates and chargebacks. We are obligated to accept from customers the return of pharmaceuticals, which have reached their expiration date. Revenues from the sale of scientific prototype vaccines and adjuvants are recorded as the products are shipped.

Revenues earned under research contracts are recognized on the percentage of completion method as described in Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The extent of progress toward completion is measured on the cost-to-cost method. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made.

Advertising and Promotion Costs

All costs associated with advertising and promotion are expensed as incurred. Advertising and promotion expense, including samples, was $1.9 million in 2001. Prior to 2001, we incurred no material advertising or promotional expenses. Our advertising and promotion expenses will substantially increase in 2002 as we prepare for the anticipated approval and subsequent launch of ESTRASORB. If the approval of ESTRASORB is delayed we will be able to defer some, but not all, of the expenses related to this product launch.

Research and Development Costs

Research and development costs are expensed as incurred. We will continue to incur research and development costs as we continue to expand our product development activities in our women's healthcare and infectious disease programs. Our research and development costs have, and will continue to include expenses for internal development personnel, supplies and facilities, clinical trials, regulatory compliance and filings, validation of processes and start up costs to establish commercial manufacturing capabilities.

Goodwill and Intangibles Assets

Goodwill and intangible assets principally result from business acquisitions. Assets acquired and liabilities assumed are recorded at their fair values; the excess of the purchase price over the identifiable net assets acquired is recorded as goodwill. Goodwill and intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 5 to 15 years. The company periodically evaluates the periods of amortization to determine whether later events and circumstances warrant revised estimates of useful lives.

In June 2001, the FASB issued SFAS No. 141 "Business Combination," and SFAS No. 142 "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. We will begin to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and have not yet determined what the effect these test may have on our earnings and financial position. Amortization of goodwill for the year ended 2001 was approximately $2.5 million and will no longer be recorded subsequent to December 31, 2001.

Future Accounting for Co-promotion Agreement

In 2002 we anticipate marketing and selling ESTRASORB in the Territory. Under the terms of the co-promotion agreement with King we will record all of the product sales, returns and allowances and cost of sales for ESTRASORB. The resultant gross margin will be shared equally with King and the payment to King will be recorded as a selling and marketing expense on our statement of operations. In the co-promotion agreement both parties will also share equally in committee approved marketing expenses for the products. All direct marketing expenses will be recorded by us, for which King will reimburse us fifty percent.

The following is a discussion of our historical consolidated financial condition and results of operations and should be read in conjunction with the consolidated financial statements and notes thereto set forth in Item 8 to this Report.

Results of Operations for the Years Ended 2001, 2000 and 1999

Revenues

Revenues for the year ended 2001 were $24.1 million compared to $2.5 million in 2000 and $1.2 million in 1999. This represents an increase of $21.6 million or 864% from 2000 to 2001, and an increase of $1.3 million or 108% from 1999 to 2000. The increase from 2000 to 2001 relates primarily to $17.3 million from products sales related to our acquisitions of Fielding and the AVC product line, $4.0 million for one-time milestone payments from King for the timely submission and acceptance of our ESTRASORB New Drug Application by the FDA, and $125,000 for license fees. In addition to our new revenue sources, we recorded $2.7 million from research and development contracts, primarily from the National Institutes of Health and other governmental agencies. Revenues for 2000 included $750,000 in license fees from King and $1.7 million from research and development contracts, including $1.4 million for contracts with the NIH and other government agencies. In 1999, our revenues included $250,000 from a license agreement with King and $370,000 from contracts with the NIH and other governmental agencies. A summary of our revenues is set forth below.

	2001	2000	1999
Product sales	$ 17,252	$ —	$ —
Contract research and development	2,689	1,725	931
Milestone and licensing fees	4,125	750	250
Total revenue	$ 24,066	$ 2,475	$ 1,181

Net Losses

Net loss for 2001 was $9.7 million or $(0.43) per share, compared to $12.2 million or $(0.64) per share for 2000 and $4.5 million or $(0.31) per share in 1999. The improvement from 2000 to 2001 of $2.5 million or $0.21 per share relates primarily to gross margin on product sales due to our acquisitions of Fielding and the AVC product line and milestone revenue for payments from King, offset in 2001 by additional selling, general and administrative costs to support those product sales, the initiation of commercialization activities for ESTRASORB and additional research and development costs. The increase in losses from 1999 to 2000 of $7.7 million or $(0.33) per share resulted from additional general and administrative costs associated with financing and acquisitions activities, the hiring of additional senior management and personnel to support our growth and increases in research and development expenses primarily due to costs associated with our clinical trials and manufacturing process validation activities related to our ESTRASORB product candidate.

Cost of Sales

Cost of sales was $4.1 million in 2001. We had no product sales or cost of sales in 2000 or 1999. The increase relates to the acquisition of products from Fielding and the AVC product line in December 2000 and January 2001, respectively. Our cost of sales, and related investment in inventory, will increase in 2002 as we prepare for the anticipated launch of ESTRASORB.

Research and Development Expenses

Research and development expenses were $10.8 million for 2001, compared to $9.4 million for 2000 and $3.4 million in 1999. The increase from 2000 to 2001 of $1.4 million or 15% was primarily due to costs associated with the filing of a New Drug Application for ESTRASORB and for internal development costs associated with our infectious diseases programs offset by a decrease in clinical trial expenses. The increase from 1999 to 2000 of $6.0 million or 176% was primarily due to costs associated with our clinical trials and manufacturing process validation of our ESTRASORB product candidate, which completed Phase III clinical trials in 2000, and the full year effect of expenses incurred by our vaccine development group which was acquired in late 1999.

We generally do not track our historical research and development total costs by project; rather, we track external direct costs incurred by project. Internal direct costs, such as labor in addition to overhead costs are not tracked by project. For this reason, we cannot accurately estimate with any degree of certainty what our historical costs have been for any particular research and development project.

Reconciliation of Significant Research and Development Projects

The following table reconciles the external direct costs incurred to date for our major projects to our total research and development expense.

Project		2001		2000		1999
ESTRASORB (external cost)	$	4,327	$	3,902	$	945
Infectious Disease Vaccines		3,348		2,219		639
Direct costs		7,675		6,121		1,584
Other costs (labor & overhead)		3,100		3,237		1,770
Total	$	10,775	$	9,358	$	3,354

Estimated Cost and Time to Complete Major Projects

The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources. As of December 31, 2001, several of our proprietary product candidates were in various stages of development. Due to the inherent nature of our development, future market demand for products and factors outside of our control, such as clinical results and regulatory approvals, we are unable to estimate the completion dates and the estimated total costs for several of our products. However, due to the late stage status of our ESTRASORB project we believe that the duration and estimated cost to complete is reasonably predictable. We have included that information in the following table.

Project	Current Status	2002 Estimated Development Costs	Estimated Completion Dates
ESTRASORB	NDA filed	$1-3 million	2002

In addition to the project listed above we are currently developing other product candidates, but do not believe that it is possible to estimate the completion date or cost to complete. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical trial protocol, including, among others, the following:

- number of patients that ultimately participate in the trial;
- duration of the patient follow-up that seems appropriate in view of the results;
- number of clinical sites included in the trials; and
- length of time required to enroll suitable patient subjects.

In addition, we test our potential products in numerous pre-clinical studies to identify among other things the daily dosage amounts. We may conduct multiple clinical trials to cover a variety of indications for each product candidate. As we obtain results for our trials we may elect to discontinue clinical trials for certain product candidates or indications. We further believe that it is not possible to predict the length of regulatory approval time. Factors that are outside our control could significantly delay the approval and marketability of our product candidates.

As a result of the uncertainties discussed above, among others, the duration and completion costs of our research and development projects are difficult to estimate and are subject to numerous variations. Our inability to complete our research and development projects in a timely manner could significantly increase our capital requirements and could adversely impact our liquidity. These uncertainties could force us to seek additional, external sources of financing from time to time in order to continue with our business strategy. For more discussion of the risk and uncertainties and our liquidity, see "Risks and Uncertainties" and "Liquidity and Capital Resources".

Selling and Marketing Expenses

Selling and marketing expenses were $8.5 million for 2001. Prior to our acquisition of Fielding and the AVC product line in 2000 and

2001, respectively, and the anticipated approval of ESTRASORB we had no sales or marketing expense. In 2001, we incurred $4.1 million of selling expenses and $4.4 million of marketing costs to support our current product sales, as well as pre-launch marketing expense for our anticipated launch of ESTRASORB. We expect selling and marketing costs to increase substantially with the commercialization of ESTRASORB in 2002. In addition, all payments made to King in connection with the co-promotion of ESTRASORB will be recorded as selling and marketing expenses in our statement of operations.

General and Administrative

General and administrative expenses were $10.0 million in 2001, compared to $5.9 million in 2000 and $2.4 million in 1999. The increase from 2000 to 2001 of $4.1 million or 69% was due to a number of factors, including approximately $2.8 million of goodwill and intangible asset amortization related to our acquisitions of Fielding and the AVC product line, the increase in personnel from the Fielding acquisition, and the full effect of increases in administrative and executive employees hired during 2000 to support our growth. The increase from 1999 to 2000 of $3.5 million or 145% was due primarily to costs incurred for financing and acquisition activities and the hiring of additional senior management and personnel to support our growth.

Interest Income/(Expense)

Net interest expense was $490,000 in 2001 compared to interest income $551,000 in 2000 and $60,000 in 1999. The increase in the interest expense relates to the issuance of the Notes, totalling $30.0 million to King, offset by additional interest income from higher cash balances during 2001 compared to 2000. The increase in the interest income in 2000 relates to higher average cash balances from financing activities during 2000 compared to 1999.

Liquidity and Capital Resources

Our capital requirements depend on numerous factors, including but not limited to the progress of our research and development programs, the progress of preclinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the commercialization of our product candidates, the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments, and changes in our development of commercialization activities and arrangements. We plan to have multiple products in various stages of product development and we believe our research and development as well as selling, marketing and general administrative expenses and capital requirements will continue to increase. Future activities including clinical development, the establishment of commercial-scale manufacturing capabilities and the development of sales and marketing programs are subject to our ability to raise funds through debt or equity financing, or collaborative arrangements with industry partners. From 1999 through December 31, 2001 we have financed our operations primarily from:

- the private placement of 1,651,000 shares of common stock in 1999 with net proceeds of approximately $4.0 million;
- the private placement of 2,813,850 shares of common stock in 2000 with net proceeds of approximately $10.5 million;
- proceeds of approximately $30.0 million in 2000 and 2001 from issuance of the Notes to King (for details on these transactions, refer to our discussion in the Overview section above);
- proceeds of $8.0 million from King in 2001 from licensing fees and milestone payments (for details on these transactions, refer to our discussion in the Overview section above);
- and net proceeds of $12.9 million from 1999 through 2001 from the exercise of stock options and warrants.

At December 31, 2001 we had cash and cash equivalents of $20.0 million, compared to $14.9 million at December 31, 2000. We invest our cash and cash equivalents in highly liquid, interest bearing, investment grade and government securities in order to preserve principal. The $5.1 million increase in 2001 was due to $15.4 million of financing activities from the issuance of $10.0 million of convertible notes and the exercise of $5.4 million in options and warrants, offset by our investments in capital equipment of $2.4 million and in the AVC product line of $3.3 million and cash used in operations of $4.6 million. Of the net $4.6 million used in operations, we used approximately $10.8 million to fund the activities of our research and development programs and costs associated with obtaining regulatory approvals, clinical testing and manufacturing process validation. Working capital was $18.0 million at December 31, 2001 compared to $12.3 million at December 31, 2000. The increase in working capital was primarily due to the cash flow activities above and the increase in accounts receivable of $2.9 million, offset by an increase in current liabilities of $2.3 million.

We estimate that based on historical and projected levels of spending and revenues, and without giving effect to any future equity financing, existing cash resources will be sufficient to finance our operating activities for approximately 12 to 15 months. Past spending levels will not be indicative of future spending as we are currently incurring increased expenses for selling, marketing and start-up manufacturing costs in anticipation of the approval and subsequent launch of ESTRASORB. In addition, we have recently entered into a long term lease agreement for a 20,000 square foot manufacturing facility for ESTRASORB. The leased area is currently being built out to meet our requirements and is expected to be available in the second quarter of 2002. We have also placed orders for the equipment required to manufacture ESTRASORB at projected commercial levels. The capital expenditures required for these activities will be between $9.0 and $12.0 million in 2002, and we are currently seeking debt financing from public and private sources, to fund these capital requirements. If the approval of ESTRASORB is delayed or denied we will be able to reduce some, but not all, of the expenses and capital expenditures related to this product introduction. Additional future expenditures for other product development, including those related to outside testing and human clinical trials, are discretionary and, accordingly, can be adjusted to available cash. We currently plan to continue to progress in our clinical development activities and commercial scale-up of product manufacturing of additional product candidates and we anticipate future increases in spending associated with these activities.

We may seek to establish additional collaborations with industry partners to defray the costs of clinical trials and other related activities. We will also consider sources of additional funds through public or private equity or debt financing, collaborative arrangements with pharmaceutical companies, government agency contracts or from other sources. There can be no assurance that additional funding or bank financing will be available at all or on acceptable terms to permit successful commercialization of all our technologies and products. If adequate funds are not available, we may be required to significantly delay, reduce the scope of or eliminate one or more of our research or development programs, or seek alternative measures including arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products.

Contractual Obligations and Commitments

The following table summarizes our current obligations and commitments:

Commitments & Obligations	Total	Less than 1 Year	1 - 3 Years	4 – 5 Years	After 5 Years
Convertible notes	$ 30,000	$ —	$ —	$ —	$ 30,000
Operating leases	2,766	1,052	1,380	334	—
Manufacturing facility lease	8,433	1,560	3,262	3,461	150
Purchase commitments	7,199	7,199	—	—	—
Total commitments & obligations	$ 48,398	$ 9,811	$ 4,642	$ 3,795	$ 30,150

NOVAVAX, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share information)

December 31,	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 20,045	$ 14,864
Trade Accounts receivable, net	3,878	954
Inventory, net	537	461
Prepaid expenses and other current assets	567	757
Total current assets	25,027	17,036
Property and equipment, net	4,326	1,927
Goodwill and other intangible assets, net	37,762	37,566
Total assets	$ 67,115	$ 56,529
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,410	$ 1,401
Accrued expenses	4,337	3,200
Deferred revenue – current	1,250	104
Total current liabilities	6,997	4,705
Convertible notes	30,000	20,000
Deferred revenue – non-current	2,625	—
Stockholders' equity:		
Preferred stock, $.01 par value, 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value, 50,000,000 shares authorized; 23,871,794 issued and 23,294,633 outstanding at December 31, 2001, and 22,586,304 issued and 22,104,087 outstanding at December 31, 2000	239	226
Additional paid-in capital	97,861	91,611
Accumulated deficit	(64,830)	(55,085)
Treasury stock, 577,161 shares and 482,217 shares, cost basis, at December 31, 2001 and 2000, respectively	(5,777)	(4,928)
Total stockholders' equity	27,493	31,824
Total liabilities and stockholders' equity	$ 67,115	$ 56,529

See accompanying notes.

NOVAVAX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share information)

For the years ended December 31,	2001	2000	1999
Revenues			
Product sales	$ 17,252	$ —	$ —
Contract research and development	2,689	1,725	931
Milestone and licensing fees	4,125	750	250
Total revenues	24,066	2,475	1,181
Operating cost and expenses:			
Cost of sales	4,052	—	—
Research and development	10,775	9,358	3,354
Selling and marketing	8,539	—	—
General and administrative	9,955	5,859	2,393
Total operating costs and expenses	33,321	15,217	5,747
Loss from operations	(9,255)	(12,742)	(4,566)
Interest (expense)/income, net	(490)	551	60
Net loss	$ (9,745)	$ (12,191)	$ (4,506)
Basic and diluted loss per share	$ (0.43)	$ (0.64)	$ (0.31)
Basic and diluted weighted average number of common shares outstanding	22,670,274	19,015,719	14,511,081

See accompanying notes.

NOVAVAX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2001, 2000 and 1999

(in thousands, except share information)

	Common Stock		Additional Paid-in	Accumulated	Deferred Stock	Treasury	Total Stockholders'
	Shares	Dollars	Capital	Deficit	Compensation	Stock	Equity
Balance, December 31, 1998	13,253,118	$ 133	$ 41,231	$ (38,388)	$ (15)	$ —	$ 2,961
Amortization of deferred compensation	—	—	—	—	10	—	10
Private sale of common stock	1,651,100	17	4,111	—	—	—	4,128
Offering costs	42,933	—	(173)	—	—	—	(173)
Stock issued as compensation	—	—	(43)	—	—	158	115
Exercise of stock options	226,537	2	496	—	—	(193)	305
Net loss	—	—	—	(4,506)	—	—	(4,506)
Balance, December 31, 1999	15,173,688	152	45,622	(42,894)	(5)	(35)	2,840
Amortization of deferred compensation	—	—	—	—	5	—	5
Private sale of common stock, net	2,813,850	28	10,470	—	—	—	10,498
Stock issued for acquisition	2,312,501	23	18,477	—	—	—	18,500
Acquisition obligation	—	—	5,000	—	—	—	5,000
Exercise of stock options and warrants	2,286,265	23	12,042	—	—	(4,893)	7,172
Net loss	—	—	—	(12,191)	—	—	(12,191)
Balance, December 31, 2000	22,586,304	226	91,611	(55,085)	—	(4,928)	31,824
Exercise of stock options and warrants	1,285,490	13	6,250	—	—	(849)	5,414
Net loss	—	—	—	(9,745)	—	—	(9,745)
Balance, December 31, 2001	23,871,794	$ 239	$ 97,861	$ (64,830)	$ —	$ (5,777)	$ 27,493

See accompanying notes.

NOVAVAX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

For the years ended December 31,	2001	2000	1999
Operating Activities			
Net loss	$ (9,745)	$ (12,191)	$ (4,506)
Reconciliation of net loss to net cash used by operating activities:			
Loss(gain) on disposal/sale of asset	137	—	(23)
Non-cash compensation expense	—	5	10
Amortization	3,136	362	199
Depreciation	353	232	183
Provision for bad debt	70	—	—
Issuance of stock to 401(k) plan and as compensation	—	—	115
Changes in operating assets and liabilities:			
Accounts receivable	(2,994)	220	(203)
Inventory	(76)	(211)	—
Prepaid expenses and other current assets	190	(555)	(45)
Accounts payable and accrued expenses	592	2,740	(180)
Deferred revenue	3,771	(646)	750
Net cash used by operating activities	(4,566)	(10,044)	(3,700)
Investing activities			
Acquisition of businesses, net of cash acquired	—	(12,466)	(592)
Acquisition of product lines	(3,332)	—	—
Capital expenditures	(2,335)	(831)	(48)
Deferred patent costs	—	(86)	(171)
Proceeds from sale of asset	—	—	25
Net cash used in investing activities	(5,667)	(13,383)	(786)
Financing activities			
Proceeds from issuance of convertible notes	10,000	20,000	—
Payment of capital lease obligations	—	(111)	(73)
Proceeds from private placements of common stock	—	10,498	3,955
Proceeds from the exercise of stock options and warrants	5,414	7,172	305
Net cash provided by financing activities	15,414	37,559	4,187
Net change in cash and cash equivalents	5,181	14,132	(299)
Cash and cash equivalents at beginning of year	14,864	732	1,031
Cash and cash equivalents at end of year	$ 20,045	$ 14,864	$ 732

See accompanying notes.

1. Description of Business

Novavax, Inc., a Delaware corporation, ("Novavax" or "the Company") was incorporated in 1987, and is a specialty pharmaceutical company engaged in the research, development and commercialization of proprietary products focused on women's health and infectious diseases. The Company sells, markets, and distributes a line of prescription pharmaceuticals and prenatal vitamins. The Company's principal technology platform involves the use of patented oil and water emulsions which are used as vehicles for the delivery of a wide variety of drugs and other therapeutic products. These include certain hormones, anti-bacterial, and anti-viral products and vaccine adjuvants, which are substances added to vaccines to enhance their effectiveness. In June 2001, Novavax filed a New Drug Application with the Food and Drug Administration for ESTRASORB™, a transdermal lotion for estrogen replacement therapy. Novavax has several product candidates in pre-clinical and human clinical trials, including ANDROSORB®, a transdermal lotion for testosterone replacement therapy which we expect to begin Phase II testing in the first quarter of 2002. In addition, Novavax conducts research and development on preventative and therapeutic vaccines for a variety of infectious diseases, including human papillomavirus.

The products currently under development or in clinical trials by the Company will require significant additional research and development efforts, including extensive pre-clinical and clinical testing and regulatory approval, prior to commercial use. There can be no assurance that the Company's research and development efforts will be successful and that any of the Company's potential products will prove to be safe and effective in clinical trials. Even if developed, these products may not receive regulatory approval or be successfully introduced and marketed at prices that would permit the Company to operate profitably. The Company also recognizes that the commercial launch of any product is subject to certain risks including but not limited to manufacturing scale-up and market acceptance. No assurance can be given that the Company can generate sufficient product revenue to become profitable or generate positive cash flow from operations at all or on a sustained basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with insignificant interest rate risk and original maturities of three months or less from the date of purchase to be cash equivalents. Substantially all cash equivalents are held in short-term money market accounts with banks and brokerage accounts with large high quality financial institutions.

Financial Instruments and Concentration of Credit Risk

Financial instruments, which possibly expose the Company to concentration of credit risk, consist primarily of cash and cash equivalents, accounts receivable and convertible notes payable. The Company maintains its cash and cash equivalents in bank and brokerage accounts with high credit quality financial institutions. The balances, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts and management believes the risk of loss to be minimal. Accounts receivable consist principally of amounts due from credit worthy wholesale drug distributors, the federal government and other large institutions. The Company extends credit to its customers generally without requiring collateral. The Company monitors the balances of individual customer accounts to assess collectibility and has provided a reserve for potential bad debts of $120,000 and $50,000 as of December 31, 2001 and 2000, repectively. Credit losses have historically been within management's expectations. The carrying amount of cash and cash equivalents and accounts receivable approximates their fair value based on their short-term maturities at December 31, 2001 and 2000. The fair values of convertible notes approximate their fair value as of December 31, 2001.

As of December 31, 2001, three customers accounted for 40.5% of the Company's revenues and 50.7% of the Company's accounts receivable.

Inventories

Inventories consist of raw materials of $263,000 and finished goods of $299,000 and are priced at the lower of cost or market, using the first-in-first-out method. The December 31, 2001 inventory balance includes a $25,000 reserve for obsolete and slow moving items.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of furniture, fixtures and equipment is provided under the straight-line method over the estimated useful lives, generally 3 to 7 years. Amortization of leasehold improvements is provided over the estimated useful lives of the improvements or the term of the lease, which ever is shorter. Repairs and maintenance costs are expensed as incurred.

Patent Costs

Costs associated with obtaining patents, principally legal costs and filing fees, are being amortized on a straight-line basis over the remaining estimated economic lives of the respective patents.

Goodwill and Intangible Assets

Goodwill and intangible assets principally result from business acquisitions. Assets acquired and liabilities assumed are recorded at their fair values; the excess of the purchase price over the identifiable net assets acquired is recorded as goodwill. Goodwill and intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 5 to 15 years. Accumulated amortization expense was $3.3 million and $273,000 as of December 31, 2001 and 2000, respectively. The Company periodically evaluates the periods of amortization to determine whether later events and circumstances warrant revised estimates of useful lives.

Impairment of Long-Lived Assets and Recoverability of Intangibles

The Company periodically evaluates the recoverability of the carrying value of its long-lived assets and identifiable intangibles whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Examples of events or changes in circumstances that indicate that the recoverability of the carrying value of an asset should be assessed include but are not limited to the following: a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used or a significant physical change in an asset, a significant adverse change in legal factors or in the business climate that could affect the value of an asset or an adverse action or assessment by a regulator, an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset, and/ or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an asset used for the purpose of producing revenue. The Company considers historical performance and anticipated future results in its evaluation of potential impairment. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of these assets in relation to the operating performance of the business and future discounted and undiscounted cash flows expected to result from the use of these assets. Impairment losses are recognized when the sum of expected future cash flows are less than the assets' carrying value. No such impairment losses have been recognized to date.

Revenue Recognition

The Company recognizes revenue in accordance with the provisions of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, whereby revenue is not recognized until it is realized or realizable and earned. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured. Up-front payments and licensing fees are deferred and recognized as earned over the life of the related agreement. Milestone payments are recognized as revenue upon achievement of contract-specified events and when there are no remaining performance obligations. Revenues from product sales are recognized upon shipment, net of allowances for returns, rebates and chargebacks. The Company is obligated to accept from customers the return of pharmaceuticals, which have reached their expiration date. Revenues from the sale of scientific prototype vaccines and adjuvants are recorded as the products are shipped.

Revenues earned under research contracts are recognized on the percentage of completion method as described in Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The extent of progress toward completion is measured on the cost-to-cost method. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made.

Net Loss per Share

Basic loss per share is computed by dividing the net loss available to common shareholders (the numerator) by the weighted average number of common shares outstanding (the denominator), during the period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. The computation of diluted loss per share is similar to the computation of basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Potentially dilutive common shares are not included in the computation of dilutive earnings per share if they are antidilutive. Net loss per share as reported was not adjusted for potential common shares, as they are antidilutive.

Stock-Based Compensation

The Company recognizes expense for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Disclosures regarding alternative fair values of measurement and recognition methods prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No.123) are presented in Note 7. Accordingly, compensation cost is recognized for the excess of the estimated fair value of the stock at the grant date over the exercise price, if any. The Company accounts for equity instruments issued to non-employees in accordance with EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services.

Advertising and Promotion Costs

All costs associated with advertising and promotion are expensed as incurred. Advertising and promotion expense, including samples, was $1.9 million in 2001. Prior to 2001 the Company incurred no material advertising or promotional expenses.

Research and Development Costs

Research and development costs are expensed as incurred.

Income Taxes

The Company's income taxes are accounted for using the liability method. Under the liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carryforward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce net deferred tax assets to the amount expected to be realized. The Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 2001 and 2000.

Comprehensive Loss

Under Financial Accounting Standards No. 130, "Reporting Comprehensive Income," the Company is required to display comprehensive loss and its components as part of the consolidated financial statements. Comprehensive loss is comprised of the net loss and other comprehensive income (loss), which includes certain changes in equity that are excluded from the net loss.

Comprehensive loss for the Company was the same as net loss for the years ended December 31, 2001, 2000 and 1999.

Segment Information

The Company currently operates in one business segment, which is the development and commercialization of products focused on women's health and infectious diseases. The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business. The Company does not operate separate lines of business with respect to its products or product candidates. Accordingly, the Company does not have separately reportable segments as defined by FASB Statement No. 131, *Disclosure about Segments of an Enterprise and Related Information.*

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141 *"Business Combinations,"* and SFAS No. 142 *"Goodwill and Other Intangible Assets,"* effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The Company will begin to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect these tests may have on the earnings and financial position of the Company. Amortization of goodwill for the year ended 2001 was approximately $2.5 million and will no longer be recorded subsequent to December 31, 2001.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Product Agreements and Acquisitions

King Pharmaceuticals Agreements

In January 2001, we entered into a co-promotion agreement with King Pharmaceuticals, Inc., ("King") for the Company's topical transdermal estrogen replacement therapy, ESTRASORB™ in the U.S. and Puerto Rico (the "Territory"). We also entered into a license agreement with King for many countries outside the United States. The co-promotion and license agreements (the "Agreements") grant King the right to share equally in the revenues and expenses for manufacturing and marketing ESTRASORB in the Territory and exclusive rights to many countries outside the U.S. The Agreements also entitled us to receive up to $5.0 million in milestone payments from King for achievement of milestones outlined in the Agreements. In addition, we agreed to combine U.S. sales efforts with King to begin co-promoting one of King's products already on the market, Nordette®, a birth control pill.

In June 2001, we amended the Agreements (the "Amended Agreements"). The Amended Agreements modified the terms of the milestone payments and in June 2001, we recognized $2.5 million as the first milestone was achieved upon the filing of the ESTRASORB New Drug Application with the Food and Drug Administration. The second milestone was achieved upon the acceptance for filing of the New Drug Application by the FDA in August 2001. This entitled us to receive an additional $2.5 million milestone payment, which was received in September 2001.

The Amended Agreements also grant King exclusive rights to promote, market and distribute ESTRASORB in Canada, Switzerland, Greece, Italy, Spain and the Netherlands, the only countries excluded from the original license agreement. In addition the Amended Agreements included the co-promotion and license of ANDROSORB, a topical transdermal testosterone replacement therapy for testosterone deficient women. Under the terms of the Amended Agreements we received $3.0 million from King in up-front licensing fees, which was recorded as deferred revenue and is recognized over the term of the Amended Agreements. We will also receive additional milestone payments of $1.0 million upon ESTRASORB's regulatory approval in Canada and $2.0 million upon regulatory approval of ESTRASORB in one of the five European countries listed above. We are also entitled to receive royalties on future sales of ESTRASORB and ANDROSORB outside the United States.

The Amended Agreements also have a change of control provision. The provision allows King several options in the event of a change in control at Novavax including, (i) terminating our right to co-promote King products, (ii) terminating our rights to promote ESTRASORB and ANDROSORB and any other hormone therapies for women for which King is paying 50% of the development costs or (iii) requiring Novavax to assign and transfer to King all related rights of ownership for ESTRASORB and ANDROSORB and any such other hormone replacement therapies for women and license to King on an exclusive and perpetual basis all related intellectual property rights and know how. If King chooses to exercise its rights under clause (ii) or (iii) above, King will have to pay royalties on net sales of the products. In addition, King will have to pay for the cost of manufacturing plus a markup consistent with the terms of the license agreement for the handling cost.

In January 2001, we also acquired the rights to AVC™ Cream and Suppositories ("AVC") from King for approximately $3.3 million in cash. The AVC product line generated $3.5 million in revenue in 2001.

Fielding Pharmaceutical Company

In December 2000, Novavax acquired privately owned Fielding Pharmaceutical Company ("Fielding"), based in St. Louis, Missouri. Fielding sells, markets and distributes a proprietary line of pharmaceutical products focused on women's health. The purchase method of accounting was used to account for the transaction.

The total purchase price and related expenses of $38.7 million consisted of $18.5 million in Novavax common stock, $13.0 million in cash, $5.0 million paid in common stock to the former owners of Fielding in January 2002, $1.1 million in assumed liabilities and $1.1 million in transaction costs.

The aggregate consideration of $38.7 million was allocated to cash ($1.7 million), accounts receivable and inventory ($1.2 million), property and equipment ($275,000) and goodwill ($35.5 million).

Biomedical Services Laboratory

In August 1999, the Company acquired substantially all of the assets (excluding cash and accounts receivable) of the Biomedical Services Laboratory ("BSL"), a division of DynCorp of Reston, Virginia. In addition, DynCorp entered into a five-year non-competition agreement. The research and development activities of BSL are conducted in a 12,000 square foot leased facility located in Rockville, Maryland. BSL is engaged in contract research, development and pilot manufacturing of human vaccines for government laboratories and other vaccine companies.

The purchase method of accounting was used to account for the transaction. The total purchase price and related expenses of $860,000 consisted of $740,000 in cash, $60,000 in assumed liabilities and $60,000 in transaction costs.

The aggregate consideration of $860,000 was allocated to property and equipment ($170,000) and goodwill and other intangible assets ($690,000).

Property and equipment consists primarily of laboratory equipment that has continued to be used in the operations of BSL. Other intangible assets included patents, workforce and favorable lease terms in an approved Food and Drug Administration facility.

The operating results of the AVC product line, Fielding and BSL have been included in the consolidated statements of operations from the acquisition date. The following summary represents pro forma results of operations as if the acquisitions had occurred at the beginning of 1999. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have actually resulted had the combinations been in effect and are not intended to be indicative of future results.

Pro forma results of operations for the years ended December 31: (in thousands, except per share information)	*2000*	*1999*
Revenue	$ 14,098	$ 17,100
Net loss	(13,689)	(3,475)
Loss per share applicable to common stockholders	(.64)	(.21)

4. Supplemental Financial Data

Property and Equipment

Property and equipment is comprised of the following at December 31:	*2001* (in thousands)	*2000*
Construction in progress and deposits on machinery	$ 1,422	$ —
Machinery and equipment	2,772	2,029
Leasehold improvements	1,086	835
Computer software and hardware	269	166
	5,549	3,030
Less accumulated depreciation	(1,223)	(1,103)
	$ 4,326	$ 1,927

Depreciation expense was $353,000, $232,000 and $183,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following at December 31:	*2001* (in thousands)	*2000*
Goodwill — Fielding Acquisition	$ 35,590	$ 35,590
Goodwill — Biomedical Services Acquisition	542	542
AVC — Product Acquisition	3,332	—
Non-Compete — Biomedical Services Acquisition	148	148
Patents	2,525	2,525
	42,137	38,805
Accumulated Amortization	(4,375)	(1,239)
	$ 37,762	$ 37,566

Amortization expense was $3,136,000, $362,000 and $199,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Accrued Expenses

Accrued expenses consist of the following at December 31:	(in thousands) 2001	2000
Operating expenses	$ 2,469	$ 618
Employee benefit and compensation	1,082	759
Property and equipment	554	—
Interest	232	26
Clinical trial expenses	—	900
Acquisition costs	—	897
	$ 4,337	$ 3,200

As of December 31, 2001, the Company has accrued for $554,000 of construction in progress additions which was accounted for as a non-cash transaction in its Statement of Cash Flows.

5. Convertible notes

On December 19, 2000, Novavax entered into a Note Purchase Agreement with King whereby it agreed to issue to King 4% senior convertible promissory notes in the aggregate amount up to $25.0 million. On that same date, the Company issued a 4% senior convertible promissory note to King for $20.0 million in principal. On September 7, 2001, the Company issued a second 4% senior convertible promissory note to King for $5.0 million in principal. These notes are convertible into Novavax common stock at $10.00 per share or 2,500,000 shares.

On September 7, 2001 the Company entered into a second Note Purchase Agreement with King and issued a third 4% senior convertible promissory note to King for $5.0 million principal. The third note is convertible into common stock at $13.87 per share or 360,490 shares.

All of the notes, which total $30.0 million, mature on December 19, 2007 with interest payable in semi-annual installments on June 30 and December 31. Up to 50% of the interest may be paid in common stock of the Company, subject to certain conditions. The conversion prices on all the notes represent an 18% premium to the trailing 20-day average stock price prior to the agreed upon lock in dates. Each note has a conversion feature, which allows us to convert the notes to common stock of the Company from January 2002 through December 31, 2004 if the closing price of our common stock exceeds 180% of the conversion price of the note for at least 30 trading days in any period of 45 consecutive trading days. After December 31, 2004, the notes can be redeemed by the Company at 102%, 101% and 100% of face value during the years ended December 31, 2005, 2006 and 2007, respectively.

For the year ended December 31, 2001 we made cash interest payments of $720,000 and accrued an additional $232,000 for interest expense which will be paid in our common stock. The notes and related agreements also have covenants which require the Company to obtain written approval from King prior to entering into transactions, above defined limits, to secure additional indebteness, or acquire additional product lines or businesses. In addition to the covenants, the notes have a change in control provision as well. In the event of a change of control, the Company will be required to repurchase the notes at 101% of the principal amount, plus accrued interest within sixty days of the change in control.

6. Stockholders' Equity

In January 2000, the Company closed a private placement of 2,813,850 shares of its common stock to accredited investors (the "2000 Private Placement"). The issuance price of the common stock was $4.00 per share. Each share was sold together with a non-transferable warrant for the purchase of 0.25 additional shares at an exercise price of $6.75. The related warrants have a three-year term. Gross proceeds from the 2000 Private Placement were $11,255,400. The Company issued non-transferable warrants to the Placement agent, for the purchase of 281,385 shares of the Company's common stock, with an exercise price of $6.75 per share and a three-year term. In addition, the Placement agent received fees of approximately $675,000. The Company incurred other costs in conjunction with the 2000 Private Placement of approximately $80,000. Net proceeds to the Company from the 2000 Private Placement were approximately $10.5 million.

In April 1999, the Company entered into stock and warrant purchase agreements for the private placement of 1,651,100 shares of its common stock to certain accredited investors (the "1999 Private Placement"). A principal of one of the accredited investors is also a director of the Company. The issuance price of the common stock was $2.50 per share. Each share was sold with a non-transferable warrant for the purchase of 0.25 additional shares at an exercise price of $3.75. The warrants have a three-year term. Placement agents' fees were approximately $215,000, which were paid with cash of $107,000 and 42,933 shares of the Company's common stock, which were issued with non-transferable warrants for the purchase of 10,733 shares of the Company's common stock at an exercise price of $3.75. These warrants have a three-year term. Additionally, non-transferable warrants for the purchase of 143,000 shares of the Company's common stock, with an exercise price of $3.00 per share and a three-year term, were issued to the placement agents. Other costs connected with the 1999 Private Placement approximated $67,000. Net proceeds to the Company from the 1999 Private Placement were approximately $4.0 million.

7. Stock Options and Warrants

Under the Novavax 1995 Stock Option Plan (the "Plan"), options may be granted to officers, employees and consultants or advisors to Novavax and any present or future subsidiary to purchase a maximum of 8,000,000 shares of Novavax common stock. The recent amendments to the Plan increases the number of shares that can be granted from 6,000,000 to 8,000,000, subject to stockholder approval in May 2002. Incentive options, having a maximum term of ten years, can be granted at no less than 100% of the fair market value of Novavax's stock at the time of grant and are generally exercisable in cumulative increments over several years from the date of grant. Both incentive and non-statutory stock options may be granted under the Plan. There is no minimum exercise price for non-statutory stock options.

The 1995 Director Stock Option Plan (the "Director Plan") provided for the issuance of up to 500,000 shares of Novavax common stock. The exercise price is the fair market value per share of the Company's common stock on the date of grant. Options granted to eligible directors are exercisable in full, beginning six months after the date of grant and expire ten years from the grant date. All options available under the Director Plan have been granted.

Such options cease to be exercisable at the earlier of their expiration or three years after an eligible director ceases to be a director for any reason. In the event that an eligible director ceases to be a director on account of his death, his outstanding options (whether exercisable or not on the date of death) may be exercised within three years after such date (subject to the condition that no such option may be exercised after the expiration of ten years from its date of grant).

Activity under the 1995 Stock Option Plan and 1995 Director Stock Option Plan was as follows:

	1995 Stock Option Plan		*1995 Director Stock Option Plan*	
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Balance, December 31, 1998	3,114,247	$ 3.53	440,000	$ 3.66
Granted	1,078,500	3.80	—	—
Exercised	(226,537)	2.20	—	—
Expired or canceled	(577,757)	4.28	—	—
Balance, December 31, 1999	3,388,453	3.58	440,000	3.66
Granted	1,019,500	7.62	60,000	5.63
Exercised	(485,728)	3.87	(80,000)	3.25
Expired or canceled	(28,040)	3.75	—	—
Balance, December 31, 2000	3,894,185	4.60	420,000	4.02
Granted	1,227,601	9.47	—	—
Exercised	(668,980)	3.18	(70,000)	3.95
Expired	(52,400)	4.95	—	—
Balance, December 31, 2001	4,400,406	6.17	350,000	4.03
Shares exercisable at December 31, 1999	2,386,499	3.43	440,000	3.66
Shares exercisable at December 31, 2000	2,278,428	3.48	420,000	4.02
Shares exercisable at December 31, 2001	2,282,578	$ 4.41	350,000	$ 4.03
Available for grant at December 31, 2001	1,184,663			

The following table provides certain information with respect to stock options outstanding at December 31, 2001:

	Number of Options Outstanding	*Weighted-Average Remaining Contractual Life*	*Weighted Average Exercise Price*
Options issued at below market value:			
$0.01	281,937	4.0	$ 0.01
Options issued at market value:			
$1.17 to 3.49	443,952	4.8	3.06
$3.50 to 6.99	2,165,595	6.3	4.72
$7.00 to 9.32	1,441,400	8.8	8.77
$9.33 to 11.65	417,522	9.6	10.36
	4,750,406	7.1	$ 6.01

The following table provides certain information with respect to stock options exercisable at December 31, 2001:

	Number of Options Exercisable	*Weighted Average Exercise Price*
Options issued at below market value:		
$0.01	281,937	$ 0.01
Options issued at market value:		
$1.17 to 3.49	443,326	3.06
$3.50 to 6.99	1,542,897	4.58
$7.00 to 9.32	351,918	8.30
$9.33 to 11.65	12,500	10.63
	2,632,578	$ 4.36

For the years ended December 2001, 2000 and 1999, the Company recorded stock compensation expense of $0, $5,000, and $10,000, respectively.

Pro forma information regarding net loss and loss per share is required by SFAS No. 123, Accounting for Stock-Based Compensation, and has been determined as if Novavax had accounted for its employee and director stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Novavax's employee and director stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures below, the estimated fair value of the options is amortized to expense over the option's vesting period. Novavax's pro forma information follows:

Year ended December 31, (in thousands)		*2001*		*2000*		*1999*
Net loss applicable to common stockholders:						
As reported (in thousands)	$	(9,745)	$	(12,191)	$	(4,506)
Pro forma (in thousands)	$	(15,525)	$	(14,609)	$	(6,430)
Basic and diluted loss per share:						
As reported	$	(.43)	$	(.64)	$	(.31)
Pro forma	$	(.68)	$	(.77)	$	(.44)
Risk-free interest rates		5.0%		6.0%		5.8%
Expected life in years:						
Employees		6.0		6.0		6.0
Directors		3.0		3.0		3.0
Dividend yield		0.0%		0.0%		0.0%
Volatility		58%		80%		69%
Weighted average remaining contractual life in years		7.1		6.8		6.8
Weighted average fair value at date of grant	$	5.58	$	5.87	$	3.56

The Company has entered into agreements to receive advisory and consulting services from several individuals, four of whom serve on the Novavax Scientific Advisory Board. Non-qualified stock options were granted in prior years, for which the Company recognized compensation expense for these individuals under the 1995 Stock Option Plan.

Common Stock Warrants

In March 1997, the Company privately placed 1,200,000 shares of common stock. As part of the transaction, we also granted warrants to purchase an additional 600,000 shares at a price of $6.00 per share and 600,000 shares at a price of $8.00 per share. After giving effect to the anti-dilution provision, the warrants were revised to allow for the purchase of 659,090 shares at $5.46 per share and 659,090 shares at $7.28 per share. The warrants had a three-year term and were exercised in March 2000 for cash of $3.6 million and a "cashless" exercise of 465,410 shares of common stock, which were placed into treasury shares.

In April 1999, the Company entered into the 1999 Private Placements, and as part of the transaction, we granted warrants to purchase 412,775 additional shares at an exercise price of $3.75. In addition, the placement agent for this transaction was given warrants to purchase 10,733 additional shares at $3.75 and 143,000 additional shares at $3.00. After giving effect to the anti-dilution provision, the warrants were revised to allow for the purchase of 448,087 shares at $3.54 per share and 151,299 shares at $2.84 per share. These warrants have a three-year term and expire in April 2002. As of December 31, 2001, 260,021 of the $3.54 warrants and all of the $2.84 warrants were exercised.

In connection with the 2000 Private Placement the Company granted warrants to purchase an additional 703,460 shares at an exercise price of $6.75. In addition, warrants of 281,385 shares were issued to the placement agent at an exercise price of $6.75 per share. The warrants have a three year term. As of December 31, 2001, 464,284 of these warrants have been exercised.

Information with respect to warrants to purchase the Company's common stock at December 31, 2001 is as follows:

Number of Warrants Outstanding	*Exercise Price*		*Expiration Date*
188,066	$	3.54	April 2002
520,561	$	6.75	January 2003
708,627			

8. Employee Benefits

The Company maintains a defined contribution 401(k) retirement plan, pursuant to which employees who have completed ninety days of service may elect to contribute up to 15% of their compensation on a tax deferred basis up to the maximum amount permitted by the Internal Revenue Code, as amended.

The Company matches 25% of the first 5% of the participants deferral and $4.00 per week of employment during the year. At the option of the Company matching contributions to the 401k retirement plan can be made in the form of the Company's common stock. All contributions to the 401(k) Plan are immediately vested. The Company has expensed approximately $35,000, $28,000 and $16,000 in 2001, 2000 and 1999, respectively.

9. Income Taxes

Deferred tax assets (liabilities) consist of the following at December 31:	(in thousands) 2001	2000
Net operating losses	$ 13,540	$ 12,513
Research tax credits	1,464	1,229
Disqualifying stock options	673	673
Alternative-minimum tax credit	94	94
Equipment and furniture	34	44
Intangibles from acquisition	184	12
Allowance for doubtful accounts	47	19
Accrued vacation pay	52	28
Deferred revenues	1,496	40
Total deferred tax assets	17,584	14,652
Deferred patent costs	(544)	(602)
Total deferred tax liabilities	(544)	(602)
Net deferred tax assets	17,040	14,050
Less valuation allowance	$ (17,040)	$ (14,050)
Deferred tax assets, net	—	—

The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:	(in thousands) 2001	2000
Statutory federal tax rate	(34)%	(34)%
State income taxes, net of federal benefit	(3)	(5)
Research and development credit	(3)	(2)
Alternative-minimum credit	—	0
Other	9	1
Change in valuation allowance	31	40
	—%	—%

Realization of net deferred tax assets is dependent on the Company's ability to generate future taxable income, which is uncertain. Accordingly, a full valuation allowance was recorded against these assets as of December 31, 2001 and 2000.

Novavax has recorded no net benefit for income taxes in 2001, 2000 and 1999 in the accompanying consolidated financial statements due to the uncertainty regarding ultimate realization of certain net operating losses and other tax credit carryforwards.

Federal net operating losses and tax credits available to the Company are as follows:	(in thousands) *2001*
Federal net operating losses expiring through the year 2021	$ 35,060
State net operating losses expiring through the year 2021	35,060
Research tax credits expiring through the year 2021	1,464
Alternative-minimum tax credit (no expiration)	94

10. Commitments and Contingencies

Novavax leases manufacturing, laboratory and office space, machinery and equipment and automobiles under non-cancelable operating lease agreements expiring at various dates through January 2007. Future minimum rental commitments under non-cancelable leases as of December 31, 2001 are as follows:

Year	*Operating Leases* (in thousands)
2002	$ 2,611
2003	2,431
2004	2,212
2005	1,909
2006	1,886
Thereafter	150
	$ 11,199

Aggregate rental expenses approximated $1,050,000, $411,000, and $299,000 in 2001, 2000 and 1999, respectively.

In connection with one of the leases for office and laboratory facilities, the Company is required to maintain a "Net Asset Value" of $2.0 million. The term "Net Asset Value" is defined as the difference between the total assets and the total liabilities. If the Net Asset Value falls below $2.0 million, the Company is required to provide other reasonable financial assurances to the landlord within five days of the landlord's request.

The Company has entered into several purchase commitments related to scaling-up of manufacturing capacity. The Company entered into a construction agreement to build-out approximately 20,000 square feet of leased space to manufacture and package ESTRASORB. The fee for the construction is a cost plus fee with a guaranteed maximum price of no more than $6.6 million. In addition to the construction agreement, the Company has entered into agreements to purchase machinery and equipment to manufacture and package ESTRASORB totaling approximately $2.0 million. To date, progress payments of approximately $1.4 million have been made.

Board of Directors

Gary C. Evans
William E. Georges
Mitchell J. Kelly
J. Michael Lazarus, M.D.
John O. Marsh, Jr.
Michael A. McManus, Jr.
Denis M. O'Donnell, M.D.,
Chairman
John A. Spears
Ronald H. Walker

Corporate Officers

John A. Spears,
President and Chief Executive Officer

D. Craig Wright, M.D.
Chief Scientific Officer

James R. Mirto
Senior Vice-President and Chief Operating Officer

Dennis W. Genge,
Vice-President and Chief Financial Officer/Treasurer

Scientific Advisory Board

Kenneth Burman, M.D.
Thomas Q. Garvey, III., M.D.
Martin D. Katz, Ph.D.
Ronald C. Kennedy, Ph.D.

General Counsel

White & McNamara, P.C.
Wellesley, MA 02481

Independent Accountants

Ernst & Young LLP
McLean, VA 22012

Transfer Agent

EquiServe Trust Company, N.A.
150 Royall Street
Canton, MA 02021
Phone: 877-282-1169
www.EquiServe.com

Annual Meeting

The Annual Meeting of Stockholders will be held on May 8, 2002 at 10 a.m. at
Four Seasons Hotel
2800 Pennsylvania Ave, NW
Washington, DC

The company's Common Stock is traded on the Nasdaq National Market under the symbol "NVAX".

The investing public, securities analysts and shareholders seeking information about the Company should contact Investor Relations, at the Company's corporate headquarters.

Novavax, Inc.
8320 Guilford Road, Suite C
Columbia, MD 21046
Phone: 301-854-3900
Fax: 301-854-3901
Web site: www.novavax.com


www.novavax.com